U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               FORM 12b-25

                       NOTIFICATION OF LATE FILING

                          SEC FILE NO. 0-10909

                       CUSIP NUMBER 219-269-107

                              (Check One):

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

      For Period Ended: March 31, 1996

       [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR
      For the Transition Period Ended: ____________________

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        Read Attached Instruction Sheet Before Preparing Form.  Please Print or
Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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      If the  notification  relates to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates:

                                   N/A
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Part I -- Registrant Information

Full Name of Registrant       Corniche Group Incorporated

Former Name if Applicable     Fidelity Medical, Inc.

Address of Principal Executive Office (Street and Number)
City, State and Zip Code
                                                       Wayne Interchange Plaza I
                                                       145 Route 46 West
                                                       Wayne, New Jersey  07974


Part II -- Rules 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

      State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

      The Company is not able to file its annual report on Form 10-K for the period ended March 31, 1996 within the time period prescribed for such report without unreasonable effort or expense.

      As stated in its Quarterly Report on Form 10-Q for the period ended December 30, 1995, the Company's Operating Subsidiaries, located in the United Kingdom, were placed in receivership on or about February 7, 1996. The
Receivership  required  an  extensive  revision  of   the  Company's   financial
statements.   The  Receivership  also  caused  financial  pressures which  have adversely impacted on the Company's ability to prepare its reports. However, the Company anticipates being able to complete the Form 10-K within 15 days.

Part IV -- Other Information

      (1) Name and telephone number of person to contact in regard to this notification.

      Mr. James Fyfe                      (201) 785-3338
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      (Name)                                    (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                     [x]   Yes        [ ]   No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                     [x]   Yes        [ ]   No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The  Company   suffered  a  net  loss  of  approximately  $475,000   from
continuing  operations in  the  year  ended  March  31,  1996,  compared  to  a
net loss  of  $3.4 million in  the year ended March 25, 1995.   The Company has
had no business operations since the Receivership, which terminated its wholesale and retail stationery business operations. The Company will recognize an accounting gain from discontinued operations of approximately $2 million.

      Further, due to the Receivership, the Company will restate its financial statements.

                       Corniche Group Incorporated
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             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  July 1, 1996              By:
                                 Name:  /s/ James Fyfe
                                            James Fyfe
                                Title:      Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

- -------------------------------------ATTENTION----------------------------------
        Intentional misstatements or omissions of fact constitute Federal
                       Criminal Violations (See 18 U.S.C. 1001)
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                          GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations unde the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matte of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter.